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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[   ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
================================================================================
1. Name and Address of Reporting Person*

    The Goldman Sachs Group, Inc.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

    85 Broad Street
--------------------------------------------------------------------------------
                                    (Street)

    New York,                        New York             10004
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


================================================================================
2. Issuer Name and Ticker or Trading Symbol

    R.H. Donnelley Corporation
    (RHD)
================================================================================
3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

================================================================================
4. Statement for Month/Day/Year

    January 3, 2003
================================================================================
5. If Amendment, Date of Original (Month/Day/Year)

    January 7, 2003
================================================================================
6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)


               -------------------------------------------

================================================================================
7. Individual or Joint/Group Filing (Check Applicable Line)

   [   ] Form filed by One Reporting Person
   [ X ] Form filed by More than One Reporting Person

================================================================================

====================================================================================================================================
                              Table I -- Non-Derivative Securities Acquired, Disposed of,                                          |
                                                 or Beneficially Owned                                                             |
====================================================================================================================================
                          |            |          |           |                                |5.            |6.       |          |
                          |            |          |           | 4.                             |Amount of     |Owner-   |          |
                          |            |          |           | Securities Acquired (A) or     |Securities    |ship     |          |
                          |            |2A.       |3.         | Disposed of (D)                |Beneficially  |Form:    |7.        |
                          |2.          |Deemed    |Transaction| (Instr. 3, 4 and 5)            |Owned         |Direct   |Nature of |
                          |Transaction |Execution |Code       | -------------------------------|Following     |(D) or   |Indirect  |
1.                        |Date        |Date, if  |(Instr. 8) |               | (A) |          |Reported      |Indirect |Beneficial|
Title of Security         |(Month/Day/ |any(Month/|-----------|     Amount    | or  |  Price   |Transactions  |(I)      |Ownership |
(Instr. 3)                |Year)       |Day/Year) | Code  | V |               | (D) |          |(Instr. 3 & 4)|(Instr.4)|(Instr. 4)|
-----------------------------------------------------------------------------------------------------------------------------------|
                          |            |          |       |   |               |     |          |              |         |          |
Common Stock              |   1/3/03   |          |  A    |   |      3,000    |  A  |          |     3,058    |   (01)  |    (01)  |
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

FORM 4 (continued)

====================================================================================================================================
                    Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                 |
                            (e.g., puts, calls, warrants, options, convertible securities)                                         |
====================================================================================================================================
               |       |       |    |      |                |                |                      |      |9.       |10.   |      |
               |2.     |       |    |      |                |                |                      |      |Number   |Owner-|      |
               |Con-   |       |    |      |                |                |                      |      |of       |ship  |      |
               |ver-   |       |3A. |      |                |                |                      |      |Deriv-   |of    |      |
               |sion   |       |De- |      |5.              |                |7.                    |      |ative    |Deriv-|11.   |
               |or     |       |emed|      |Number of       |                |Title and Amount      |      |Secur-   |ative |Nature|
               |Exer-  |       |Exe-|      |Derivative      |6.              |of Underlying         |8.    |ities    |Secur-|of    |
               |cise   |       |cu- |4.    |Securities      |Date            |Securities            |Price |Bene-    |ity:  |In-   |
               |Price  |3.     |tion|Trans-|Acquired (A)    |Exercisable and |(Instr. 3 and 4)      |of    |ficially |Direct|direct|
               |of     |Trans- |Date|action|or Disposed     |Expiration Date |----------------------|Deriv-|Owned    |(D) or|Bene- |
1.             |Der-   |action |if  |Code  |of (D)          |(Month/Day/Year)|            |Amount   |ative |Following|In-   |ficial|
Title of       |iva-   |Date   |any,|(Instr|(Instr. 3,      |----------------|            |or       |Secur-|Reported |direct|Owner-|
Derivative     |tive   |(Month/|(MM/|8)    |4 and 5)        |Date    |Expira-|            |Number   |ity   |Trans-   |(I)   |ship  |
Security       |Secu-  |Day/   |DD/ |------|----------------|Exer-   |tion   |            |of       |(Instr|action(s)|(Instr|(Instr|
(Instr. 3)     |rity   |Year)  |YY) |Code|V|   (A)   |  (D) |cisable |Date   |Title       |Shares   |5)    |(Instr.4)|4)    |4)    |
-----------------------------------------------------------------------------------------------------------------------------------|
Series B-1     |       |       |     |   | |         |      |        |       |            |         |      |         |      |      |
Convertible    |       |       |     |   | |         |      |        |       |            |         |      |         |      |      |
Cumulative     |       |       |     |   | |         |      |        |       |            |2,935,715|      |         |      |      |
Preferred Stock|  (02) | 1/3/03|     | C | |         |70,000| Immed. |  (02) |Common Stock|  (04)   |      |   -0-   | (02) | (02) |
-----------------------------------------------------------------------------------------------------------------------------------|
               |       |       |     |   | |         |      |        |       |            |         |      |         |      |      |
Convertible    |       |       |     |   | |         |      |        |       |            |         |      |         |      |      |
Cumulative     |       |       |     |   | |         |      |        |       |            |2,935,715|      |         |      |      |
Preferred Stock|  (02) | 1/3/03|     | C | |   70,604|      | Immed. |  (02) |Common Stock|  (05)   | (02) |         | (03) | (03) |
-----------------------------------------------------------------------------------------------------------------------------------|
               |       |       |     |   | |         |      |        |       |            |         |      |         |      |      |
Convertible    |       |       |     |   | |         |      |        |       |            |         |      |         |      |      |
Cumulative     |       |       |     |   | |         |      |        |       |            |5,405,404|      |  200,604|      |      |
Preferred Stock|  (02) | 1/3/03|     | P | |  130,000|      | Immed. |  (02) |Common Stock|  (05)   | (02) |   (05)  | (03) | (03) |
-----------------------------------------------------------------------------------------------------------------------------------|
               |       |       |     |   | |         |      |        |       |            |         |      |         |      |      |
Warrants to    |       |       |     |   | |         |      |        |       |            |         |      |         |      |      |
Purchase       |       |       |     |   | |         |      |        |       |            |1,072,500|      |         |      |      |
Common Stock   |$28.62 | 1/3/03|     | P | |1,072,500|      | Immed. | 1/3/08|Common Stock|  (02)   | (02) |1,072,500| (03) | (03) |
-----------------------------------------------------------------------------------------------------------------------------------|
               |       |       |     |   | |         |      |        |       |            |         |      |         |      |      |
               |       |       |     |   | |         |      |        |       |            |         |      |         |      |      |
Stock Option   |       |       |     |   | |         |      |        |       |            |         |      |         |      |      |
(right to buy) |$29.205| 1/3/03|     | A | |    1,500|      |  (06)  | 1/3/13|Common Stock|    1,500|      |    1,500| (06) | (06) |
-----------------------------------------------------------------------------------------------------------------------------------|
               |       |       |     |   | |         |      |        |       |            |         |      |         |      |      |
               |       |       |     |   | |         |      |        |       |            |         |      |         |      |      |
Stock Option   |       |       |     |   | |         |      |        |       |            |         |      |         |      |      |
(right to buy) |$29.205| 1/3/03|     | A | |    1,500|      |  (07)  | 1/3/13|Common Stock|    1,500|      |    1,500| (07) | (07) |
-----------------------------------------------------------------------------------------------------------------------------------|
               |       |       |     |   | |         |      |        |       |            |         |      |         |      |      |
Warrants to    |       |       |     |   | |         |      |        |       |            |         |      |         |      |      |
Purchase       |       |       |     |   | |         |      |        |       |            |         |      |         |      |      |
Common Stock   |$26.28 |       |     |   | |         |      | Immed. | 1/3/08|Common Stock|  577,500|      | 577,500 | (03) | (03) |
====================================================================================================================================

Instruction 4(b)(v) list of other Reporting Persons:

This  statement is being filed by The Goldman  Sachs Group,  Inc.  ("GS Group"),
Goldman, Sachs & Co. ("Goldman Sachs"), GS Advisors 2000, L.L.C. ("GS Advisors"), Goldman, Sachs & Co. oHG ("GS oHG"), Goldman, Sachs Management GP GmbH ("GS GmbH"), GS Employee Funds 2000 GP, L.L.C. ("GS Employee 2000"), GS Capital Partners 2000, L.P. ("GS Capital"), GS Capital Partners 2000 Offshore, L.P. ("GS Offshore"), GS Capital Partners 2000 GmbH & Co. Beteiligungs KG ("GS Germany"), GS Capital Partners 2000 Employee Fund, L.P. ("GS Employee"), Goldman Sachs Direct Investment Fund 2000, L.P. ("GS Direct" and, together with GS Capital, GS Offshore, GS Germany and GS Employee, the "Purchasers") (GS Group, Goldman Sachs, GS Advisors, GS oHG, GS GmbH, GS Employee 2000, and the Purchasers, collectively, the "Reporting Persons"). The principal business address of each Reporting Person (other than GS oHG, GS GmbH, GS Offshore and GS Germany) is 85 Broad Street, New York, NY 10004. The principal business address for GS Offshore is c/o M&C Corporate Services Limited, P.O. Box 309, Grand Cayman, Cayman Islands. The principal business address for each of GS Germany, GS GmbH and GS oHG is MesseTurm, 60308 Frankfurt am Main, Germany.

Explanation of Responses:

01: GS Group may be deemed to own 3,000 deferred shares of common stock, par value $1.00 per share (the "Common Stock"), of R.H. Donnelley Corporation (the "Company") which were granted pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Plan, consisting of 1,500 deferred shares granted to each of Robert R. Gheewalla and Terence M.
     O'Toole, each a managing director of Goldman Sachs, in their capacity as directors of the Company. Each of Robert R. Gheewalla and Terence M. O'Toole has an understanding with GS Group pursuant to which he holds such deferred shares for the benefit of GS Group. Each grant of 1,500 deferred shares vest one third at the close of business of the day preceding each of the Company's next three Annual Meetings of Shareholders, following the date of grant, which was January 3, 2003. Goldman Sachs owns beneficially and directly and GS Group may be deemed to own beneficially and indirectly 58 shares of Common Stock. Goldman Sachs also has open short positions of 3,415 shares of Common Stock. Goldman Sachs is an indirect wholly owned subsidiary of GS Group. Each of the Reporting Persons other than Goldman Sachs and GS Group disclaims beneficial ownership of the shares of Common Stock directly owned by Goldman Sachs and GS Group.


02: On January 3, 2003, pursuant to a Preferred Stock and Warrant Purchase Agreement, dated as of September 21, 2002, by and among the Company and the Purchasers, as amended, and a Letter Agreement (the "Letter Agreement"), dated as of November 25, 2002, by and among the Company, R.H. Donnelley Inc. and the Purchasers, the Purchasers purchased 130,000 shares of Convertible Cumulative Preferred Stock (the "Preferred Stock") and warrants (the "Warrants") to purchase an aggregate of 1,072,500 shares of Common Stock of the Company for an aggregate purchase price of $130,000,000 in cash (the "January Proceeds") less a closing payment of 1% of the January Proceeds which was netted against the January Proceeds. Also on January 3, 2003, 70,000 shares of Series B-1 Convertible Cumulative Preferred Stock (the "Series B-1 Preferred Stock") of the Company held by the Purchasers automatically converted pursuant to the terms of the Certificate of Designations governing the Series B-1 Preferred Stock into 70,604 shares of Preferred Stock as follows: the 38,602 shares of Series B-1 Preferred Stock held by GS Capital converted into 38,936 shares of Preferred Stock, the 14,027 shares of Series B-1 Preferred Stock held by GS Offshore converted into 14,148 shares of Preferred Stock, the 1,613 shares of Series B-1 Preferred Stock held by GS Germany converted into 1,626 shares of Preferred Stock, the 12,258 shares of Series B-1 Preferred Stock held by GS Employee converted into 12,364 shares of Preferred Stock and the 3,500 shares of Series B-1 Preferred Stock held by GS Direct converted into 3,530 shares of Preferred Stock. Each share of Preferred Stock is convertible at any time at the option of the holder into a number of fully paid and nonassessable shares of Common Stock equal to $1,000 for each share of Preferred Stock outstanding, plus an amount equal to all accrued but unpaid dividends thereon as of the date of conversion, divided by $24.05. The Certificate of Designations governing the Preferred Stock contains customary anti-dilution protection for the shares of Preferred Stock. The Preferred Stock may be redeemed by the Company, at its option, at any time after January 3, 2013. The Purchasers may exercise the Warrants, in whole or in part, at any time on or prior to January 3, 2008. The Warrants contain customary anti-dilution protection.

03: As of January 3, 2003, GS Group may be deemed to own beneficially and indirectly an aggregate of 9,991,119 shares of Common Stock by reason of the Purchasers' beneficial ownership of (i) 200,604 shares of Preferred Stock, which are convertible into 8,341,119 shares of Common Stock, (ii) Warrants to purchase 1,072,500 shares of Common Stock and (iii) warrants (the "November Warrants") to purchase 577,500 shares of Common Stock which were purchased by the Purchasers on November 25, 2002 pursuant to the Letter Agreement.

     As of January 3, 2003, Goldman Sachs may be deemed to own beneficially and indirectly an aggregate of 9,991,119 shares of Common Stock by reason of the Purchasers' beneficial ownership of (i) 200,604 shares of Preferred Stock, which are convertible into 8,341,119 shares of Common Stock and (ii) Warrants to purchase 1,072,500 shares of Common Stock and (iii) November Warrants to purchase 577,500 shares of Common Stock.

     Affiliates of GS Group and Goldman Sachs are the general partners or managing partners of the Purchasers. Goldman Sachs is the investment manager of each of the Purchasers. Goldman Sachs is an indirect wholly owned subsidiary of GS Group. Each of Goldman Sachs and GS Group disclaims beneficial ownership of the securities owned by the Purchasers except to the extent of their pecuniary interest therein. Each of the Reporting
     Persons other than Goldman Sachs and GS Group disclaims beneficial ownership of the shares of Common Stock directly owned by Goldman Sachs and GS Group.

     As of January 3, 2003, GS Capital may be deemed to own beneficially and directly and its general partner, GS Advisors, may be deemed to own beneficially and indirectly an aggregate of 5,509,787 shares of Common Stock by reason of GS Capital's beneficial ownership of (i) 110,627 shares of Preferred Stock, which are convertible into 4,599,875 shares of Common Stock, (ii) Warrants to purchase 591,442 shares of Common Stock and (iii) November Warrants to purchase 318,470 shares of Common Stock. GS Advisors disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

     As of January 3, 2003, GS Offshore may be deemed to own beneficially and directly, and its general partner, GS Advisors, may be deemed to own beneficially and indirectly an aggregate of 2,002,019 shares of Common Stock by reason of GS Offshore's beneficial ownership of (i) 40,197 shares of Preferred Stock, which are convertible into 1,671,392 shares of Common Stock, (ii) Warrants to purchase 214,908 shares of Common Stock and (iii) November Warrants to purchase 115,719 shares of Common Stock. GS Advisors disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

     As of January 3, 2003, GS Germany may be deemed to own beneficially and directly and each of (a) GS GmbH, the managing partner of GS Germany and
     (b) GS oHG, the sole stockholder of GS GmbH, may be deemed to own beneficially and indirectly an aggregate of 230,214 shares of Common Stock by reason of GS Germany's beneficial ownership of (i) 4,622 shares of Preferred Stock, which are convertible into 192,182 shares of Common Stock,
     (ii) Warrants to purchase 24,721 shares of Common Stock and (iii) November Warrants to purchase 13,311 shares of Common Stock. Each of GS GmbH and GS oHG disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

     As of January 3, 2003, GS Employee may be deemed to own beneficially and directly and its general partner, GS Employee 2000, may be deemed to own beneficially and indirectly an aggregate of 1,749,552 shares of Common Stock by reason of GS Employee's beneficial ownership of (i) 35,128 shares of Preferred Stock, which are convertible into 1,460,623 shares of Common Stock, (ii) Warrants to purchase 187,804 shares of Common Stock and (iii) November Warrants to purchase 101,125 shares of Common Stock. GS Employee 2000 disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

     As of January 3, 2003, GS Direct may be deemed to own beneficially and directly, and its general partner, GS Employee 2000, may be deemed to own beneficially and indirectly an aggregate of 499,547 shares of Common Stock by reason of GS Direct's beneficial ownership of (i) 10,030 shares of Preferred Stock, which are convertible into 417,047 shares of Common Stock,
     (ii) Warrants to purchase 53,625 shares of Common Stock and (iii) November Warrants to purchase 28,875 shares of Common Stock. GS Employee 2000 disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

04: The number of shares of Common Stock underlying the Series B-1 Preferred Stock increased as dividends accumulated on the Series B-1 Preferred Stock.

05: The number of shares of Common Stock underlying the Preferred Stock increases as dividends accumulate on the Preferred Stock.

06: These options were granted pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Plan to Robert R. Gheewalla, a managing director of Goldman Sachs, in his capacity as a director of the Company. Goldman Sachs is an indirect wholly-owned subsidiary of GS Group. The options become exercisable as follows: one-third (500 options) at the close of business of the day preceding each of the Company's next three Annual Meetings of Shareholders, following the date of grant, which was January 3, 2003. Robert R. Gheewalla has an understanding with GS Group pursuant to which he holds such options for the benefit of GS Group.

07: These options were granted pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Plan to Terence M. O'Toole, a managing director of Goldman Sachs, in his capacity as a director of the Company. Goldman Sachs is an indirect wholly-owned subsidiary of GS Group. The options become exercisable as follows: one-third (500 options) at the close of business of the day preceding each of the Company's next three Annual Meetings of Shareholders, following the date of grant, which was January 3, 2003. Terence M. O'Toole has an understanding with GS Group pursuant to which he holds such options for the benefit of GS Group.

**SIGNATURES:

THE GOLDMAN SACHS GROUP, INC.


By: s/ Roger S. Begelman
-------------------------------
Name:  Roger S. Begelman
Title: Attorney-in-fact



GOLDMAN, SACHS & CO.


By: s/ Roger S. Begelman
-------------------------------
Name:  Roger S. Begelman
Title: Attorney-in-fact


GS ADVISORS 2000, L.L.C.


By: s/ Roger S. Begelman
-------------------------------
Name:  Roger S. Begelman
Title: Attorney-in-fact


GOLDMAN, SACHS & CO. oHG


By: s/ Roger S. Begelman
-------------------------------
Name:  Roger S. Begelman
Title: Attorney-in-fact



GOLDMAN, SACHS MANAGEMENT GP GMBH


By: s/ Roger S. Begelman
-------------------------------
Name:  Roger S. Begelman
Title: Attorney-in-fact



GS EMPLOYEE FUNDS 2000 GP, L.L.C.


By: s/ Roger S. Begelman
-------------------------------
Name:  Roger S. Begelman
Title: Attorney-in-fact



GS CAPITAL PARTNERS 2000, L.P.



By: s/ Roger S. Begelman
-------------------------------
Name:  Roger S. Begelman
Title: Attorney-in-fact



GS CAPITAL PARTNERS 2000 OFFSHORE, L.P.


By: s/ Roger S. Begelman
-------------------------------
Name:  Roger S. Begelman
Title: Attorney-in-fact


GS CAPITAL PARTNERS 2000 GMBH & CO. BETEILIGUNGS KG


By: s/ Roger S. Begelman
------------------------------
Name:  Roger S. Begelman
Title: Attorney-in-fact

GS CAPITAL PARTNERS 2000 EMPLOYEE FUND, L.P.


By: s/ Roger S. Begelman
------------------------------
Name:  Roger S. Begelman
Title: Attorney-in-fact


GOLDMAN SACHS DIRECT INVESTMENT FUND 2000, L.P.


By: s/ Roger S. Begelman
------------------------------
Name:  Roger S. Begelman
Title: Attorney-in-fact

Date:  March 17, 2003


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.